World's Best Cocktails Inc.

(a Nevada Corporation)

Unaudited Consolidated Financial Statements

As of the year ended December 31, 2025 and 2024

Reviewed by



Alice.CPA LLC

A New Jersey CPA Company

Financial Statements

World's Best Cocktails Inc.

Table of Contents





Independent Accountant's Review Report

March 16, 2026
To: Board of Directors of World's Best Cocktails Inc.
Re: 2025-2024 Financial Statement Review– World's Best Cocktails Inc.
Itasca, Illinois

Financial Review of the Consolidated Financial Statements

We have reviewed the accompanying consolidated financial statements of World's Best Cocktails Inc., which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of World's Best Cocktails Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
March 16, 2026





WORLD'S BEST COCKTAILS INC.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2025 and 2024
(Unaudited)

ASSETS	2025	2024
Current Assets		
Cash and cash equivalents	$ 8,136	$ -
Due from related party	175,425	-
Inventories	97,991	-
Advances to supplier	13,579	-
Total Current Assets	295,131	-
Noncurrent Assets		
Intangible asset	3,049	-
Total Noncurrent Assets	3,049	-
Total Assets	$ 298,180	$ -
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Credit card liability	1,521	-
Due to related party	$ 990	$ 990
Total Current Liabilities	2,511	990
Long-Term Liabilities		
Line of credit, net of debt issue cost, long-term	197,000	-
Total Long-Term Liabilities	197,000	-
Total Liabilities	199,511	990
Stockholders' Equity		
Common stock, $0.01 par value; 5,000,000 and 100 shares authorized as of December 31, 2025 and 2024, respectively; 2,223,551 and 1 shares issued and outstanding as of December 31, 2025 and 2024, respectively.	22,236	-
Subscription receivable	(94)	-
Additional paid-in capital	128,617	-
Accumulated Deficit	(52,090)	(990)
Total Stockholders' Equity	98,669	(990)
Total Liabilities and Stockholders' Equity	$ 298,180	$ -

The accompanying footnotes are an integral part of the financial statements

WORLD'S BEST COCKTAILS INC.
CONSOLIDATED INCOME STATEMENTS
For the Years Ended December 31, 2025 and 2024
(Unaudited)

	2025	2024
Revenues	$ -	$ -
Operating Expenses		
General and administrative	16,859	-
Professional services	8,083	990
Research and development	19,779	-
Advertising and marketing	6,379	-
Total Operating Expenses	51,100	990
Net Income (Loss)	$ (51,100)	$ (990)

The accompanying footnotes are an integral part of the financial statements

WORLD'S BEST COCKTAILS, INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2025 and 2024
(Unaudited)

	Common Stock Shares	Common Stock Par Value	Additional Paid-in Capital	Common Stock Subscription Receivable	Accumulated Deficit	Total Stockholders' Equity
Balance as of October 14, 2024 ("Inception")	-	$ -	$ -	$ -	$ -	$ -
Issuance of common stock	1	-	-	-	-	-
Net loss	-	-	-	-	(990)	(990)
Balance as of December 31, 2024	1	$ -	$ -	$ -	$ (990)	$ (990)
Issuance of common stock	2,223,550	22,236	156,316	(94)	-	178,458
Stock issuance cost	-	-	(27,699)	-	-	(27,699)
Net loss	-	-	-	-	(51,100)	(51,100)
Balance as of December 31, 2025	2,223,551	$ 22,236	$ 128,617	$ (94)	$ (52,090)	$ 98,669

The accompanying footnotes are an integral part of the financial statements

WORLD'S BEST COCKTAILS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2025 and 2024
(Unaudited)

	2025	2024
Cash Flows from Operating Activities		
Net Income (Loss)	$ (51,100)	$ (990)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Changes in operating assets and liabilities:		
Due from related party	(175,425)	-
Inventories	(97,991)	-
Advances to supplier	(13,579)	-
Credit card liability	1,521	-
Due to related party	-	990
Net cash used in operating activities	(336,574)	-
Cash Flows from Investing Activities		
Intangible asset	-	-
Net cash used in investing activities	-	-
Cash Flows from Financing Activities		
Line of credit	197,000	-
Issuance of common stock	175,409	-
Stock issuance cost	(27,699)	-
Net cash provided by financing activities	344,710	-
Net change in cash and cash equivalents	8,136	
Cash and cash equivalents at beginning of period	-	-
Cash and cash equivalents at end of period	$ 8,136	$ -
Supplemental cash flow information:		
Cash paid for interest	$ -	$ -
Cash received for interest	$ -	$ -
Noncash transaction:		
Issuance of shares through acquisition of intangible assets	$ 3,049	$ -

The accompanying footnotes are an integral part of the financial statements

WORLD'S BEST COCKTAILS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 and 2024
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

World's Best Cocktails Inc. (the "Company") was incorporated under the laws of the State of Nevada on October 14, 2024. The Company was formed to develop and commercialize ready-to-drink ("RTD") bottled cocktails. During 2025, the Company focused on product development, establishing strategic partnerships, and initiating a capital raise to fund upfront production and launch costs.

On September 9, 2025, the Company formed a wholly owned subsidiary, Cocktail Buddies Inc., to focus on the development and commercialization of non-alcoholic ("NA") beverage products. The Company intends to develop and market both alcoholic RTD cocktails and non-alcoholic beverage products through its corporate structure.

The Company expects to begin production of both alcoholic and non-alcoholic products in the first quarter of 2026. The Company's headquarters are located in Itasca, Illinois.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Cocktail Buddies Inc. (collectively, which may be referred to as the "Company", "we," "us," or "our"). All intercompany transactions and balances have been eliminated in consolidation. The results of operations for the years ended December 31, 2025 and 2024 include the results of operations of Cocktail Buddies Inc since its date of incorporation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes thereto. Actual results could materially differ from these estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

WORLD'S BEST COCKTAILS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 and 2024
(UNAUDITED)

The Company maintains its cash with a major financial institution located in the United States, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances exceeding the federally insured limits.

Cash and Cash Equivalents

The Company maintains its cash balances with federally insured financial institutions and, at times, balances may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk related to cash. The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2025 and December 31, 2024, the Company had $8,136 and $0 of cash and cash equivalents.

Receivables and Credit Policy

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect. Accounts receivable are generally unsecured and are due based on the terms agreed upon with customers. The Company does not charge interest on trade receivables under normal payment terms.

The Company evaluates accounts receivable for collectability and records an allowance for expected credit losses when necessary, based on management's assessment of credit risk, historical experience, and specific customer information.

As of December 31, 2025 and 2024, the Company had no accounts receivable.

Inventories

Inventories are stated at the lower of cost or net realizable value. (see Note 3).

Advances to Suppliers

Advances to suppliers represent deposits paid to vendors for goods and services to be provided in future periods and are recorded at cost. These amounts are reclassified to inventory, prepaid expenses, or the related expense/capitalized cost when the underlying goods are received or services are rendered. The Company periodically evaluates advances to suppliers for recoverability and records a write-off when collection is not probable. Advances to suppliers totaled $13,579 and $0 as of December 31, 2025 and December 31, 2024, respectively.

Intangible Assets

The Company accounts for intellectual property in accordance with ASC 350, *Intangibles—Goodwill and Other*. Intellectual property is recorded at cost. The Company classifies intellectual property as indefinite-lived when there is no foreseeable limit to the period over which it is expected to contribute to cash flows. Indefinite-lived intellectual property is not amortized and is evaluated for impairment at least annually and more frequently when events or changes in circumstances indicate the asset may be impaired. If an indefinite-lived intangible is determined to have a finite useful life, the asset is amortized prospectively over its estimated useful life.

WORLD'S BEST COCKTAILS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 and 2024
(UNAUDITED)

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2025 and 2024.

Income Taxes

The Company accounts for income taxes using the asset and liability method in accordance with ASC 740, *Income Taxes*. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and for net operating loss ("NOL") and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance when, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

For the years ended December 31, 2025 and 2024, the Company recorded no current provision for federal or state income taxes as the Company incurred operating losses and had no taxable income. While the Company may generate deferred tax assets related to net operating losses and other deductible temporary differences, management believes that it is more likely than not that such deferred tax assets will not be realized; accordingly, any deferred tax assets have been fully offset by a valuation allowance, resulting in no net deferred tax asset recorded as of December 31, 2025 and 2024.

The Company evaluates uncertain tax positions in accordance with ASC 740-10 and recognizes a liability for unrecognized tax benefits when it is more likely than not that a tax position will not be sustained upon examination. As of December 31, 2025 and 2024, the Company had no material uncertain tax positions and recognized no liability for unrecognized tax benefits.

Revenue Recognition

The Company accounts for revenue in accordance with ASC 606, *Revenue from Contracts with Customers*. Revenue is recognized when control of promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

WORLD'S BEST COCKTAILS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 and 2024
(UNAUDITED)

The Company's intended revenue streams are expected to be derived primarily from sales of ready-to-drink ("RTD") bottled cocktails (including alcoholic and non-alcoholic products). Revenue from product sales will generally be recognized at a point in time when control transfers to the customer, which is expected to occur upon shipment or delivery in accordance with the applicable customer arrangements, and will be presented net of any estimated returns, discounts, and allowances, as applicable.

As the Company has not commenced revenue-generating operations and had no contracts with customers or product sales for the years ended December 31, 2025 and 2024, no revenue was recognized during the years ended December 31, 2025 and 2024.

Advertising

The Company expenses advertising costs as they are incurred. Such costs amounted to $6,379 and $0, for the years ended December 31, 2025 and December 31, 2024, respectively.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – INVENTORY

Inventory consist of packaging materials, primarily bottles to be used in the production of the Company's ready-to-drink beverages, and are stated at cost. Inventory is evaluated periodically for impairment, and the Company records a write-down to net realizable value when cost is not recoverable, including for items that are obsolete or slow-moving. Inventory totaled $97,991 and $0 as of December 31, 2025 and December 31, 2024, respectively. No inventory write-downs or write-offs were recorded for the years ended December 31, 2025 and 2024.

NOTE 4 – INTANGIBLE ASSETS

In June 2025, the Company acquired recipe-related intellectual property rights from Taology Group, Inc., an entity owned by one of the founders of the Company, pursuant to an intellectual property assignment agreement. The assigned asset consists solely of the recipes and related intellectual property rights and excludes any rights related to likeness, social media, or other non-recipe intellectual property. The intellectual property was recorded at cost based on the fair value of the common shares issued as consideration.

The Company has determined that this intellectual property is an indefinite-lived intangible asset and, accordingly, it is not amortized. Indefinite-lived intangible assets are evaluated for impairment at least annually and more frequently if events or changes in circumstances indicate that the asset may be impaired. No impairment loss was recognized for the year ended December 31, 2025.

As of December 31, 2025 and 2024, the Company's intellectual property balance was $3,049 and $0, respectively.

NOTE 5 – LINE OF CREDIT

WORLD'S BEST COCKTAILS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 and 2024
(UNAUDITED)

In November 2025, the Company entered into a revolving line of credit agreement with Signature Bank (the "LOC") with a maximum borrowing capacity of $200,000. The LOC bears interest at a variable rate based on the Prime Rate published in the "Money Rates" section of *The Wall Street Journal*, subject to the stated margin and an interest rate floor. Interest is payable monthly, and all outstanding amounts are due at maturity on December 2, 2028.

During 2025, the Company borrowed $198,500 under the LOC. In connection with the borrowing, the lender charged a $1,500 loan documentation fee that was withheld from the loan proceeds. The Company accounts for this fee as debt issuance costs, which are presented as a direct deduction from the related debt liability and amortized to interest expense over the term of the LOC. Accordingly, the Company received net cash proceeds of $197,000.

As of December 31, 2025 and 2024, the LOC balance was as follows:
- Gross borrowings outstanding: $198,500 and $0
- Less: unamortized debt issuance costs: ($1,500) and $0
- LOC, net (carrying amount): $197,000 and $0

Because the LOC matures on December 2, 2028, the outstanding balance is classified as noncurrent as of December 31, 2025.

NOTE 6 – RELATED PARTY BALANCES AND TRANSACTIONS

In the normal course of business, the Company may enter into transactions with related parties. Related party balances are recorded at the transaction amounts, which management believes approximate amounts that would have been incurred in arm's-length transactions.

Due from related party

As of December 31, 2025 and 2024, the Company had amounts due from Itasca Golf LLC, a related party under common management, of $175,425 and $0, respectively. The receivable is unsecured, non-interest bearing, and due on demand. Management expects the balance to be settled in 2026 and believes the collectability of the receivable is probable. The balance is presented in current assets in the accompanying balance sheets.

Due to related party

As of December 31, 2025 and 2024, the Company had amounts due to Itasca Financial LLC., a related party under common management, of $990 and $990, respectively. The balance is unsecured, non-interest bearing, and due on demand and is presented in current liabilities.

Intellectual property assignment

Taology Inc. is a related party as it employs the Company's founder and current president, Tao Zrafi. During the year ended December 31, 2025, Taology Inc. assigned certain intellectual property to the Company in exchange for founder shares. Other than this intellectual property assignment, there were no transactions between the Company and Taology Inc. during 2025.

NOTE 7 – COMMON STOCK

WORLD'S BEST COCKTAILS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 and 2024
(UNAUDITED)

At inception, the Company was authorized to issue 100 shares of common stock with a par value of $0.01 per share. On June 17, 2025, the Company amended its articles of incorporation to increase its authorized common stock to 5,000,000 shares, par value $0.01 per share.

During the year ended December 31, 2024, the Company issued 1 share of common stock. During the year ended December 31, 2025, the Company issued 2,223,550 shares of common stock in exchange for total proceeds of $178,458.

As of December 31, 2025 and 2024, the Company had 2,223,551 and 1 shares of common stock issued and outstanding, respectively.

As of December 31, 2025 and 2024, the Company had subscription receivable of $94 and $0, respectively, related to common stock subscriptions, which is presented as a reduction of stockholders' equity.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2025 and 2024.

NOTE 9 – GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. The Company has not yet commenced operations and has incurred recurring losses since inception. For the year ended December 31, 2025, the Company incurred a net loss of $51,100 and, as of December 31, 2025, had an accumulated deficit of $52,090. These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the financial statements are issued.

The Company raised $175,409 of capital through issuances of common stock during 2025 and expects to commence operations in 2026. Management's plans to alleviate substantial doubt include raising additional capital through its current Regulation Crowdfunding ("Reg CF") offering, pursuing additional financing opportunities, increasing revenues through expanded distribution and marketing initiatives, and managing operating expenses. The Reg CF offering has a minimum target raise of $15,000 and a maximum raise of $1,000,000 in gross proceeds.

The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Received Reimbursement from Related Party

Related to the outstanding receivable from Itasca Golf LLC, a related party to the Company (see Note 6), $97,425 has been repaid subsequent to December 31, 2025, and $78,000 remains outstanding through the date of management's evaluation below.

Crowdfunding Offering

WORLD'S BEST COCKTAILS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 and 2024
(UNAUDITED)

The Company is offering (the "Crowdfunded Offering") up to $1,000,000 in common stock. Subsequent to December 31, 2025 and as of the date of issuance of financial statements, the Company has issued an additional 18,000 shares of common stock.

Consulting agreement with Taology Inc.

The Company entered into a consulting agreement with Taology Inc. under which Taology Inc. will provide strategic advisory and operational support services, including assistance with business operations, strategy development, and marketing. The agreement will commence on January 1, 2026 and provides for consulting fees of $10,500 per month.

Management's Evaluation

Management has evaluated subsequent events through March 16, 2026, the date the financial statements were available for issuance. Based on this evaluation, no additional material events other than those described above were identified that require adjustment or disclosure in the financial statements.